UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
333-189731

CUSIP NUMBER
NOTIFICATION OF LATE FILING	25367R203

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: 03/31/2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diego Pellicer Worldwide, Inc

Full Name of Registrant

NA

Former Name if Applicable

6160 Plumas Street, Suite 100,

Address of Principal Executive Office (Street and Number)

Reno, NV 89519

 City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-Q,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ending March 31, 2020, within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of its Form 10-Q for the period ending March 31, 2020. This filing has been strongly impeded by disruptions that is a result of COVID-19 and the late start due to the Company’s recent NOT TIMELY filing of its Form 10-K. For further discussion about the impediments facing the Company in getting both our Form 10-K filed and the resultant delays in filing our March 31, 2020 Form 10-Q, please see the Company’s Form 8-K filed on May 15, 2020.

The Company filed its 2019 Form 10-K on June 2, 2020 and then immediately started to work on its March 31, 2020 Form 10-Q currently due on June 29, 2020, the prescribed deadline from the SEC Conditional Regulatory Relief due to COVID-19. We are filing this NT-10Q to notify the markets that we need the extra time to reasonably complete our work. As the 5th calendar day following the June 29 prescribed deadline hits Saturday, July 4, 2020, we intend to file our Form 10-Q for the period ending March 31, 2020 on or before July 6, 2020.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher D. Strachan	516	900-3799
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30

of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [  ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Diego Pellicer Worldwide, Inc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	06/30/2020	By:	/s/ Christopher D. Strachan
Christopher D. Strachan, Chief Financial Officer

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